News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold CEO Effects Share Transactions

August 4, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) today announced that its President and Chief Executive Officer, Rick Van Nieuwenhuyse, has effected a disposition and subsequent reacquisition of approximately $5.1 million of NovaGold common shares for tax and estate planning purposes. The transactions did not change Mr. Van Nieuwenhuyse’s net ownership interest in the Company.

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About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of gold and copper-gold properties in Alaska, USA, and British Columbia, Canada. NovaGold offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the Rock Creek gold deposit in Nome, Alaska, and in the Ambler copper-zinc-gold-silver exploration-stage deposit in northern Alaska. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Rhylin Bailie
Director, Communications & Investor Relations

604-669-6227 or 1-866-669-6227